KEMA Partners, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KEMA Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 LaVerne Ave

(No. and Street)

Mill Valley   **CA**   **94941**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard W. Cann - 415-383-4743

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 Northridge   **CA**   **91324**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard W. Cann _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEMA Partners LLC _____, as of December 31, _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

Managing Partner
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of MARIN CALIFORNIA

County of MARIN

Subscribed and sworn to (or affirmed) before me on this 13TH day of FEBRUARY, 2019 by

HOWARD W. CANN _____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _____



ERICA Y. JOUBERT
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2223901
MARIN COUNTY
My Comm. Exp. December 3, 2021


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of KEMA Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 25, 2019

KEMA Partners LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 152,578
Accounts receivable	62,973
Prepaid expense	16,043
Total assets	**$ 231,594**

Liabilities & Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 87,283
Deferred profit	703
Total liabilities	87,986

Members' equity

Members' equity	143,608
Total members' equity	143,608
Total liabilities and members' equity	**$ 231,594**

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues

Advisory and retainer fees	$	1,523,923
Private placement fees		1,084,768
Investment banking fees		4,382,651
Supervisory fees		128,025
Total revenues		7,119,367

Expenses

Professional fees		5,777,797
Commission expense		1,030,091
Communications		20,591
Occupancy and equipment rental		4,200
Regulatory fees		7,042
Other operating expenses		31,688
Interest expense		23
Bad debt expense		100
Total expenses		6,871,532
Net income (loss) before income tax provision		247,835
Income tax provision		6,800
Net income (loss)	$	241,035

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Balance December 31, 2017	$ 102,573
Members' distributions	(200,000)
Net income (loss)	241,035
Balance December 31, 2018	$ 143,608

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of of Cash Flows
For the Year Ended December 31, 2018

Operating cash flows - direct method

Cash received from client fees	$	6,994,275
Cash received from other income		126,749
Cash used in professional fees		(5,771,562)
Cash used in commission expense		(1,031,429)
Cash used in communications		(19,619)
Cash used in occupancy and equipment rental		(4,200)
Cash used in regulatory fees		(2,910)
Cash used in other operating expenses		(31,618)
Cash used in interest		(23)
Cash received from withholding income tax on distribution of earnings		2,100
Cash used in income taxes		(6,800)
Cash received from (used in) operating activity	$	254,963

Financing activity

Members' distributions		(200,000)
Cash received from (used in) financing activity		(200,000)

Change in cash		54,963
Cash at beginning of year		97,615
Cash at end of year	$	152,578

Non-cash transactions

Bad debt expense	$	100

Supplemental disclosure of cash flow information

Cash paid for interest	$	23
Cash paid for income and franchise taxes	$	6,800

Operating cash flows - indirect method

Net Income (Loss)	$	241,035
Decrease (Increase) in A/R		59,832
Decrease (Increase) in Prepaid Expense		(821)
Increase (Decrease) in A/P and Accrued Expenses		(45,786)
Increase (Decrease) in Deferred Profit		703
Cash received from (used in) operating activity	$	254,963

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) in November 2006. In August 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. Uncollectible amounts are written off at the time individual receivables are determined to be uncollectible. There was $100 in bad debt expense for the year ended December 31, 2018.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

Adopting the updated guidance on January 1, 2018 on a modified retrospective basis did not require an adjustment to members' equity. Upon adoption, the Company also implemented changes in its presentation of certain revenues and expenses.

On February 6, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their Statements of Financial Condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

As of December 31, 2018, the Company has no leases. Management expects that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 3: REVENUE FROM CONTRACTS WITH CUSTOMERS

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. All revenue is from contracts with customers for four types of fees: (1) investment banking fees earned in connection with mergers, acquisitions and restructuring transactions, (2) securities placement fees earned in connection with structuring and the private placement of debt and equity securities, (3) other financial advisory service fees, and (4) fees to supervise independent contractor registered representatives.

Registered representatives are billed fees monthly for daily supervision. Supervisory fee revenue is recognized when billed.

Success fees on investment banking services and securities placement are recognized as revenue when the transaction is finalized, funded and the associated performance obligations are completed. All success fees are calculated as a percentage of gross proceeds of a financing or a percentage of transaction value of a sale.

Note 3: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

Retainer fees are billed in accordance with the terms of the customer agreement ("terms"). The recognition of retainer fee revenue may be deferred so the revenue is recognized as the associated performance obligations are completed in accordance with the terms. Retainer fees are typically non-refundable and may be applied against the subsequent success fee, if any.

When a success fee is billed to which retainer fees paid are applied, retainer fee revenue is reversed so that the success fee is presented at gross.

Revenue from other advisory service fees is recognized as the services are performed in accordance with the terms.

A percentage of the fees for investment banking services, securities placement, other advisory services and retainers is distributed to registered representatives when the customer pays the fee. The liability for distributions is recorded when the receivable from the customer is recorded.

Expense for the distribution of success fees from securities placements is recognized when the revenue is recognized, and is in commission expense on the Statement of Income. Expense for the distribution of success fees from investment banking services, and for fees from other advisory services, is recognized when the revenue is recognized, and is in professional fees on the Statement of Income.

Expense for the distribution of retainer fees may be deferred and recognized when the associated revenue is recognized, and is in professional fees on the Statement of Income. The deferred retainer fee revenue and its related expense are recorded at net on the Statement of Financial Condition as deferred profit of $703. Deferred retainer fee revenue at December 31, 2018 was $168,437 and the related deferred expense was $167,734. There are no other incremental costs to obtain or fulfill contracts with customers.

Note 4: INCOME TAXES

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2018, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		6,000
Total income tax provision	$	6,800

Note 4: INCOME TAXES, continued

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, neither the IRS nor the California Franchise Tax Board has proposed an adjustment to the Company's tax position.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2018, the Company incurred $2,400 in rent expenses, included in occupancy expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has no commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2018 or during the year then ended.

Note 7 SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $122,281 which was $116,415 in excess of its required net capital of $5,866; and the Company's ratio of aggregate indebtedness ($87,986) to net capital was 0.72 to 1, which is less than the 15 to 1 maximum allowed.

KEMA Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital

Members' equity	$	143,608	
Total members' equity			$ 143,608
Less: Non-allowable assets			
Accounts receivable, in excess of related payable		(5,285)	
Prepaid expenses		(16,043)	
Total non-allowable assets			(21,328)
Net capital			122,280

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	5,866	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,866)
Excess net capital			$ 116,414

Ratio of aggregate indebtedness to net capital	0.72 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See report of independent registered accounting firm

KEMA Partners LLC
Schedule II – Computation for the Determination of the Reserve
Requirements and Information Relating to Possession or Control
Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers as an introducing broker-dealer. Accordingly, there are no items to report under the requirements of this rule.

KEMA Partners, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of KEMA Partners, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) KEMA Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which KEMA Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) KEMA Partners, LLC stated that KEMA Partners, LLC met the identified exemption provisions throughout the most recent year ended December 31, 2018, without exception. KEMA Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEMA Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez + Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

KEMA PARTNERS

Assertions Regarding Exemption Provisions

We, as members of management of KEMA Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

KEMA Partners LLC

By:

DocuSigned by:

578D464D97DB4D1...

Howard W. Cann, Managing Partner

KEMA Partners, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owners of KEMA Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by KEMA Partners, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of KEMA Partners, LLC (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating KEMA Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2019


KEMA Partners, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018


	Amount
Total assessment	$ 10,487
SIPC-6 general assessment	
Payment made on July 31, 2018	(3,341)
SIPC-7 general assessment	
Payment made on February 15, 2019	(7,146)
Total assessment balance	
(overpayment carried forward)	$ -


See report of independent registered public accounting firm
